UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 3

Under the Securities Exchange Act of 1934

Advanced Photonix, Inc.

(Name of Issuer)

Series A Common Stock, par value $.001 per share

(Title of Class of Securities)

00754E-10-7

(CUSIP Number)

Frank M. Burke, Jr.
Burke, Mayborn Co., Ltd.
5500 Preston Road, Suite 315
Dallas, Texas 75205
214-559-9898

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
SIGNATURE

Schedule 13D

CUSIP No.00754E-10-7	Page 2 of 8

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Burke, Mayborn Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF	7	SOLE VOTING POWER
SHARES
0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
661,245

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
661,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON

PN

Schedule 13D

CUSIP No.00754E-10-7	Page 3 of 8

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Frank M. Burke, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
661,245

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
661,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON

IN

Schedule 13D

CUSIP No.00754E-10-7	Page 4 of 8

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Mayborn Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF	7	SOLE VOTING POWER
SHARES
0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
661,245

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
661,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON

CO

Schedule 13D

CUSIP No.00754E-10-7	Page 5 of 8

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Anyse Sue Mayborn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
661,245

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
661,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON

IN

This amends the statement on Schedule 13D (Amendment No. 2) (the “Statement”) filed with the Commission by Burke, Mayborn Co., Ltd. (“Burke, Mayborn”), Frank M. Burke, Jr., The Mayborn Company, Ltd. (the “Mayborn Company”) and Anyse Sue Mayborn with respect to their ownership of Class A Common Stock, par value $.001 per share (the “Shares”), of Advanced Photonix, Inc., a Delaware corporation (the “Company”). Unless otherwise defined herein, all capitalized items herein shall have the meaning ascribed to them in the Statement.

Item 4. Purpose of Transaction.

The response to Item 4 is hereby amended and restated in its entirety by the following:

“(a)	BURKE, MAYBORN

(b)	GENERAL PARTNERS AND CONTROL PERSONS

(i)	The Mayborn Company does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

(ii)	Anyse Sue Mayborn does not directly own any Shares. Ms. Mayborn does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and restated in its entirety by the following:

“(a)	BURKE, MAYBORN

On January 17, 2003, pursuant to the Agreement, Burke, Mayborn acquired 777,500 Shares. On March 10, 2003, pursuant to the Agreement, Burke, Mayborn acquired an additional 45,959 Shares.

On May 17, 2004, Burke, Mayborn forfeited 38,950 shares held in escrow pursuant to the Escrow Agreement (Exhibit B) of the Agreement in settlement of indemnity claims made by the Company pursuant to paragraph 8.1 of the Agreement. Accordingly, the number of Shares held by Burke, Mayborn has been reduced to 784,509. In addition, on the same date, Frank M. Burke, Jr. forfeited 2,300 shares held in escrow for the same reason. Accordingly, the number of Shares held by Frank M. Burke, Jr. has been reduced to 46,736.

On March 16, 2005, Burke, Mayborn sold 123,264 Shares at a net price per share or $2.005 and Mr. Burke sold 46,736 Shares at a net price per Share of $2.005.

Burke, Mayborn now beneficially owns 661,245 Shares but has the sole power to vote and dispose of no Shares. Mr. Burke owns no Shares. The Shares beneficially owned by Burke, Mayborn constitute approximately 4.9% of API’s outstanding common stock. Burke, Mayborn has not effected any other transactions in Common Stock during the past 60 days.

(b)	GENERAL PARTNERS AND CONTROL PERSONS

(i)	Frank M. Burke, Jr. may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of his relationship with Burke, Mayborn. Mr. Burke beneficially owns 661,245 Shares, but has the sole power to vote and dispose of no Shares. The Shares beneficially owned by Mr. Burke constitute approximately 4.9% of API’s outstanding common stock. Mr. Burke has not effected any other transactions in Common Stock during the past 60 days.

(ii)	The Mayborn Company may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of its relationship with Burke, Mayborn. The Mayborn Company has not effected any other transactions in Common Stock during the past 60 days.

(iii)	Anyse Sue Mayborn may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of her relationship with Burke, Mayborn. Ms. Mayborn beneficially owns 661,245 Shares but has the sole power to vote and dispose of no Shares. The Shares beneficially owned by Ms. Mayborn constitute approximately 4.9% of API’s outstanding common stock. Ms. Mayborn has not effected any other transactions in Common Stock during the past 60 days.”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 28, 2005

BURKE, MAYBORN CO., LTD.

By:	/s/ Frank M. Burke, Jr.

Name:	Frank M. Burke, Jr.
Title:	General Partner

By:	THE MAYBORN COMPANY
Title:	General Partner

By:	/s/ Anyse Sue Mayborn
Name:	Anyse Sue Mayborn
Title:	President

/s/ Frank M. Burke, Jr.

Frank M. Burke, Jr.

/s/ Anyse Sue Mayborn

Anyse Sue Mayborn